Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,								
	2006		**2007**		**2008**		**2009**		**2010**
Earnings (loss)									
Pre-tax loss	$ (112,668)	$	(3,502)	$	(31,905)	$	(19,606)	$	(30,350)
Total fixed charges	$ 29,634	$	41,932	$	65,534	$	52,759	$	45,365
Total income (loss) before fixed charges	$ (83,034)	$	38,430	$	33,629	$	33,153	$	15,015
Fixed Charges									
Interest expenses	$ 28,970	$	41,397	$	65,373	$	52,627	$	45,128
Assumed interest attributable to rentals	$ 664	$	535	$	161	$	132	$	237
Total fixed charges	$ 29,634	$	41,932	$	65,534	$	52,759	$	45,365
Deficiency of earnings available to cover fixed charges	$ 112,668	$	3,502	$	31,905	$	19,606	$	30,350
Ratio of earnings available to cover fixed charges	n/a		n/a		n/a		n/a		n/a